Exhibit 99.2

U-BX Technology Ltd. Announces Closing of $10 Million Initial Public Offering

Beijing, Apr. 1, 2024 --- U-BX Technology Ltd. (the “Company” or “UBXG”), an artificial intelligence-driven value-added services and products provider to insurance carriers, today announced the closing of its initial public offering (the "Offering") of 2,000,000 ordinary shares (the "Ordinary Shares") at an initial public offering price of $5.00 per share for total gross proceeds of $10,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on April 1, 2024, and the Ordinary Shares began trading on Nasdaq Capital Market on March 28, 2024, under the ticker symbol "UBXG". The Company has granted EF Hutton LLC (“EF Hutton”), the underwriter, an option to purchase up to an additional 300,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotments, if any, exercisable within 45 days from the closing date of the Offering.

EF Hutton acted as the sole bookrunner for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to EF Hutton, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) research and development (60%); 2) advertising and marketing (30%); and 3) general working capital (10%).

The registration statement on Form F-1 (File No. 333-262412) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective by the SEC on March 25, 2024. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About U-BX Technology Ltd.

Headquartered in Beijing, UB-X Technology Ltd. is a provider of insurance technology in China. The Company focuses on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s services and products primarily include: 1) Digital promotion services. The Company helps institutional clients boost their social media visibility and generate revenue through consumer engagement and client promotions. 2) Risk assessment services. The Company has developed a unique algorithm named "Magic Mirror" that calculates payout risks for auto insurance coverage based on vehicle information. Insurance carriers purchase the personalized risk reports generated by the algorithm. Magic Mirror utilizes AI and optical character recognition technology to produce detailed risk assessments, including accident likelihood, potential claims, and estimated settlement amounts. and 3) Value-added bundled benefits to insurance carriers. The benefits packages include auto maintenance services, auto value added services, vehicle moving notification services etc. For more information, please visit: https://www.u-bx.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

EF Hutton LLC

Ms. Stephanie Hu, Head of Asia, Investment Banking

Email：syndicate@efhutton.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214